                                 March 31, 2006

Sara D. Kalin, Esq.
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:  Registration Statement No. 333-131201 of
                       Residential Funding Mortgage Securities I, Inc.
                       on Form S-3 (the "Registration Statement")
                       ------------------------------------------

Ms. Kalin:

         On behalf of Residential Funding Mortgage Securities I, Inc. (the
"Registrant"), I hereby request that, pursuant to Rule 461 under the Securities
Act of 1933, as amended (the "Securities Act"), the Securities and Exchange
Commission (the "Commission") take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern Standard
Time) on March 31, 2006 or as soon as thereafter practicable.

         The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

                               Very truly yours,

                               RESIDENTIAL FUNDING MORTGAGE SECURITIES I, INC

                               By:                *
                                   --------------------------------------------
                                   Name:  Bruce J. Paradis
                                   Title: President and Chief Executive Officer

*By   /s/ Lisa R. Lundsten
     ---------------------------------------
     Lisa R. Lundsten
     Attorney-in-fact pursuant
     to a power of attorney previously
     filed with the Registration Statement.